SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 14th, 2016

DATE, TIME AND PLACE: September 14th, 2016, at 10h00, in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”), was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified absence of Mr. Piergiorgio Peluso.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To resolve on the Organizational Model for purposes of the Anticorruption rules (Lei nº 12.846/2013); (4) Investor Relations Agenda; (5) Presentation on the Enterprise Risk Management – ERM (Company´s Risk Appetite); and (6) Presentation on political and economic scenarios.

RESOLUTIONS: Upon review and discussion of the only subject included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) To acknowledge about the activities carried out by the Control and Risks Committee at its meetings held on August 30th, 2016 and September 13th, 2016, in accordance with the report presented by Mr. Franco Bertone;

(2) To acknowledge about the activities carried out by the Statutory Audit Committee at its meetings held on August 30th, 2016 and September 13th, 2016 in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker;

(3) The Board Members decided to postpone the analysis of this item of the Agenda to the next Board of Directors’ Meeting;

(4) The Investor Relations Officer, Mr. Rogerio Tostes, presented the main activities developed by the Investor Relations Area, with emphasis on the telecommunications market, the capital market and the main market topics related to the Company;

(5) Approved the level of risk appetite, under the Company’s Risk Management Program for the year 2017, all according to the material presented by Mr. Guglielmo Noya, Chief Financial Officer, and Mr. Gustavo Brantes, representative of the Risk Management area, filed in the Company’s head offices;

(6) Mr. Mario Girasole, Regulatory and Institutional Affairs Officer, and Christopher Garman representative of Eurasia Group, presented the main aspects of the political and economic scenarios, highlighting the risks and challenges regarding the current situation and issues of the national and international market that may impact the Company.

CLARIFICATIONS AND CLOSING: It was registered that Mrs. Francesca Petralia did not participate of the item (6) of the Agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 14th, 2016.

 JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 14, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.